Exhibit 99.1


                     INTERNATIONAL MEDICAL INNOVATIONS INC.

                              THIRD-QUARTER REPORT
                                      2003


                     For the period ended September 30, 2003










                   IMI International Medical Innovations Inc.
                           Toronto Stock Exchange: IMI
                               www.imimedical.com

MESSAGE TO SHAREHOLDERS

IMI International Medical Innovations Inc. (TSX:IMI, Amex:IME) is pleased to announce its results for the fiscal 2003 third quarter ended September 30, 2003. During the quarter and subsequent weeks, IMI's progress included scientific, commercial and corporate achievements.

Our marketing partner, McNeil Consumer Healthcare, took significant strides in the past quarter toward marketing our skin test for heart disease in Canada. Earlier this week McNeil announced that the product will be launched in Canada under the brand name PreVu* coronary heart disease predictor; it will continue to be known as Cholesterol 1,2,3(TM) in other territories. McNeil has begun educating doctors through initiatives like publicizing this week's AHA presentation, and has assembled an international Scientific Advisory Board that will play a vital role in building acceptance of skin sterol testing. McNeil has begun its customer-education phase to build acceptance of the test, and will begin making PreVu* available to doctors in 2004, with specific timing to be announced by McNeil.

The scientific support for skin testing for heart disease continues to grow, forming a stronger foundation for marketing and adoption. Our test was the subject of a presentation earlier this week at the American Heart Association
(AHA), as researchers from Johns Hopkins University presented exciting data from the Multi-Ethnic Study on Atherosclerosis (MESA), showing that IMI's skin test can help identify subclinical, or hidden, heart disease. We also entered into a collaborative partnership with AtheroGenics, Inc. to join a major international study that will provide vital data about our test's ability to predict heart attacks and stroke, and will build global awareness of the technology as it goes into use at up to 180 sites around the world.

Our suite of early-detection tests for cancer is also progressing well. We began the quarter by presenting positive new study results for all three of our cancer-detection tests at the American Association for Cancer Research meeting in Washington in July. Since then, our LungAlert(TM) test has been added to the International Early Lung Cancer Action Program (I-ELCAP) study, which will provide valuable data and exposure for the product, and we are working toward a similar initiative with ColorectAlert(TM). Our scientific team discontinued development of the 5-alpha-reductase assay for prostate cancer and will shift focus to our GOS platform for prostate cancer - the same platform as our three existing cancer-detection tests, which remain the company's current priorities.

In the third quarter we received ISO certification, which means IMI meets the highest international standards for quality management systems. This certification sends an important signal to our customers and partners, and is a regulatory requirement in Canada and Europe for new product license submissions.

In September IMI began trading on the American Stock Exchange, a move we believe will enable many more investors to participate in IMI's growth over the coming months and years. The U.S. market is keenly aware of the value of predictive medicine products and IMI is well positioned in this field.



/s/ Brent Norton
-----------------
Brent Norton, MD, MBA
President and CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results Of Operations
For the three months ended September 30, 2003, IMI reports a net loss of $992,000 or $0.05 per share compared to a loss of $1,089,000 or $0.05 per share for the quarter ended September 30, 2002. For the nine months ended September 30, 2003, the Company reports a net loss of $2,636,000 or $0.13 per share, compared to $3,081,000 or $0.15 per share for the nine months ended September 30, 2002.

Research and development expenditures for the three months ended September 30, 2003 decreased to $457,000, compared to $667,000 in 2002, a decrease of $210,000. Total research expenditures for the nine months ended September 30, 2003 and September 30, 2002 amounted to $1,154,000 and $1,693,000, respectively. The major reason for the decrease was a reduction of $104,000 in the cost of clinical trials for the quarter (reduction of $421,000 for the nine months). The Company is currently conducting 15 clinical trials, but several of them are subsidized through collaborative arrangements with third parties, thereby significantly reducing the Company's expenses. Expenditures in 2003 on intellectual property decreased by $45,000 for the quarter and by $150,000 for the nine month period. Compensation expense for the quarter decreased by $114,000 ($32,000 for nine months). The 2002 periods included incentive compensation related to achieving regulatory and product development milestones. Stock-based compensation costs that related to research and development amounted to non-cash expenses of $22,000 for the quarter and $26,000 for nine months compared to nil for the corresponding periods in 2002.

General and administration expenses amounted to $524,000 for the three months ended September 30, 2003, compared to $509,000 in the third quarter last year, an increase of $15,000. Total general and administration expenses for the nine months ended September 30, 2003 amounted to $1,637,000 compared to $1,567,000 in 2002. Expenses related to the application for listing on the American Stock Exchange increased by $15,000 for the quarter but decreased by $31,000 for the nine month period compared to 2002. The Company's application was approved and the common shares commenced trading on Amex on September 17, 2003. A contract with a U.S. consultant expired in mid-2002, resulting in a savings of $79,000 for the nine month period in 2003 compared with 2002. Office expenses and travel were lower by $45,000 during the quarter and by$32,000 for nine months. Compensation expense increased by $8,000 for the quarter and $72,000 for the nine month period compared to 2002 primarily due to the addition of one employee in the latter part of 2002. Cash compensation for directors fees amounted to $32,000 for the quarter and $46,000 for nine months compared to nil for 2002. Stock-based compensation costs that related to administration resulted in non-cash expenses of $25,000 for the nine months ended September 30, 2003 compared to nil for the corresponding period in 2002.

Amortization expenses for the three months and nine months ended September 30, 2003 amounted to $118,000 and $206,000, respectively. This is an increase of $75,000 and $53,000, respectively, from the corresponding periods in 2002, resulting from the purchase of computers and readers for new clinical trials. Acquisition of capital assets amounted to $364,000 for the nine months ended September 30, 2003 compared to $17,000 in 2002.

Recoveries of provincial scientific research tax credits (ITC's) amounted to $57,000 for the quarter, including an accrual of $40,000 for 2003 and approximately $17,000 cash received as additional recoveries for the year ended December 31, 2002. This compares to $45,000 for the quarter ended September 30, 2002. Total recoveries for the nine months ended September 30, 2003 and 2002 are $172,000 and $145,000 respectively.

Liquidity and Capital Resources
As at September 30, 2003 the Company had cash, cash equivalents and short-term investments totaling $7,815,000 ($10,112,000 as at December 31, 2002). For the three months and nine months ended September 30, 2003 the Company received $73,000 and $216,000, respectively, from the exercise of options and the repayment of shareholder loans. For the corresponding periods in 2002, the Company received $206,000 and $5,969,000, from the exercise of options and the private placement of 1.2 million common shares respectively. Cash used to fund the operating activities during the three months ended September 30, 2003 amounted to $757,000 compared to $1,252,000 for 2002 ($2,379,000 and $3,068,000 for the nine months ended September 30, 2003 and 2002, respectively). The Company has no long-term debt.

Risks and Uncertainties
To date, the Company has financed its activities through the issuance of shares and the recovery of ITCs. The Company believes that its existing cash resources together with the ITCs receivable of $115,000 will be sufficient to meet its current operating and capital requirements through at least fiscal 2004 and that no additional funds would be required to support ongoing product development, research and clinical trials.

The Company is exposed to financial market risks such as interest rates and foreign exchange fluctuations. The Company invests its funds in short-term high-grade financial instruments with varying maturities. Since the Company's intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on the Company's results of operations. The Company makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services to the Company.

/s/ Ron Hosking
----------------
Ron Hosking, CA
Vice President and CFO


------------------------------------------------------------------------------------------------------------
IMI International Medical Innovations Inc.
Incorporated under the laws of Canada
------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheets
As at September 30, 2003 and December 31, 2002
                                                                          September 30       December 31
                                                                               2003              2002
                                                                           (Unaudited)        (Audited)
------------------------------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                               $         10,940    $      150,451
Short-term investments                                                         7,804,810         9,961,743
Prepaid expenses and other receivables                                            91,409           237,591
Investment tax credits receivable                                                115,000           271,000
                                                                       -------------------------------------
Total current assets                                                          8,022,159        10,620,785
                                                                       -------------------------------------
Capital assets, net                                                              429,872          191,632
Acquired technology, net                                                         481,921          566,966
                                                                       -------------------------------------
                                                                        $    8,933,952      $ 11,379,383
                                                                       =====================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                                $       520,025     $      589,555
                                                                      -------------------------------------
Total current liabilities                                                       520,025            589,555
                                                                       -------------------------------------
Deferred revenue                                                                 94,825            100,000
                                                                       -------------------------------------
Total liabilities                                                               614,850            689,555
                                                                       -------------------------------------
Shareholders' equity
Capital Stock                                                               24,051,068         23,785,884
Warrants                                                                       496,000            496,000
Deficit                                                                    (16,227,966)       (13,592,056)
                                                                       -------------------------------------
Total shareholders' equity                                                    8,319,102        10,689,828
                                                                       -------------------------------------
                                                                        $    8,933,952      $ 11,379,383
                                                                       =====================================
See accompanying notes




------------------------------------------------------------------------------------------------------------------------
IMI International Medical Innovations Inc.
------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Loss and Deficit
                                                    Three months ended September 30    Nine months ended September 30
                                                         2003             2002              2003             2002
                                                     (Unaudited)       (Unaudited)      (Unaudited)      (Unaudited)
------------------------------------------------------------------------------------------------------------------------
EXPENSES
Research and development                          $       456,633    $       666,624   $    1,154,112   $    1,693,223
General and administration                                524,109            508,979        1,636,957        1,567,016
Amortization                                              118,174             43,317          205,575          152,451
------------------------------------------------------------------------------------------------------------------------
                                                        1,098,916         1,218,920         2,996,644        3,412,690
------------------------------------------------------------------------------------------------------------------------

RECOVERIES AND OTHER INCOME
Investment tax credits                                     56,634            45,000           172,217          144,908
Interest and other income                                  50,108             84,753          188,517          186,618
------------------------------------------------------------------------------------------------------------------------
                                                         106,742            129,753           360,734          331,526
------------------------------------------------------------------------------------------------------------------------
Net loss for the period                                 (992,174)        (1,089,167)       (2,635,910)      (3,081,164)

Deficit, beginning of period                         (15,235,792)       (11,565,791)      (13,592,056)       (9,573,794)
------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                            $  (16,227,966)     $ (12,654,958)     $(16,227,966)    $ (12,654,958)
------------------------------------------------------------------------------------------------------------------------
Basic and fully diluted loss per share            $      (0.05)     $      (0.05)     $      (0.13)    $      (0.15)
------------------------------------------------------------------------------------------------------------------------
Weighted average number of
common shares outstanding                            20,924,582        20,687,138        20,884,113       20,283,300
------------------------------------------------------------------------------------------------------------------------
See accompanying notes





----------------------------------------------------------------------------------------------------------------------
IMI International Medical Innovations Inc.
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
                                                        Three months ended                  Nine months ended
                                                          September 30                        September 30
                                                      2003             2002              2003            2002
                                                   (Unaudited)      (Unaudited)       (Unaudited)      (Unaudited)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                          $   (992,174)   $ (1,089,167)     $   (2,635,910)  $    (3,081,164)
Add item not involving cash
    Amortization                                       118,174            43,317            205,575           152,451
    Loss on disposal of capital asset                         -                -              5,230               -
    Stock compensation costs included in:
       Research and development expense                  21,507                -             25,673               -
       General and administrative expense                 3,424                -             24,694               -
----------------------------------------------------------------------------------------------------------------------
                                                      (849,069)      (1,045,850)        (2,374,738)        (2,928,713)
Net change in non-cash working
   capital balances related to operations               91,678        (206,039)            (4,299)          (139,651)
----------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                     (757,391)      (1,251,889)        (2,379,037)        (3,068,364)
----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Short term investments                                704,168           923,756           2,156,933       (2,322,874)
Purchase of acquired technology                             -                  -                   -                -
Purchase of capital assets                            (102,412)                 -           (133,844)         (16,821)
----------------------------------------------------------------------------------------------------------------------
Cash used in investing activities                      601,756          923,756           2,023,089       (2,339,695)
----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Issuance of capital stock, net                           73,437         205,581              216,437       5,968,886
----------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                    73,437         205,581              216,437       5,968,886
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
   cash equivalents during the period                    (82,198)    (122,552)             (139,511)          560,827
Cash and cash equivalents
 -   Beginning of period                                  93,138    1,276,758                150,451          593,379
----------------------------------------------------------------------------------------------------------------------
 -   End of period                               $       10,940   $ 1,154,206       $        10,940    $   1,154,206
======================================================================================================================
Represented by
Cash                                             $       10,940  $     12,646      $         10,940    $      12,646
Cash equivalents                                         -          1,141,560               -              1,141,560
----------------------------------------------------------------------------------------------------------------------
                                                 $       10,940   $ 1,154,206      $         10,940   $    1,154,206
=====================================================================================================================-
See accompanying notes


IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


September 30, 2003

(Unaudited)

1.       Nature of the Company and Basis of Presentation
         IMI International Medical Innovations Inc. [the "Company"] operates in a single business segment and is a predictive medicine company dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company licenses, develops and initiates the commercialization of novel, medical technologies developed by various research institutions throughout the world.

         The Company currently owns patents for a test to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a marker intended for use in colorectal, lung, breast and other cancers. In addition, the Company has patents pending for color measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

2.       Accounting Policies
         The accompanying unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company's audited financial statements and notes thereto for the fiscal year ended December 31, 2002. Where appropriate, these financial statements include estimates based on management's judgment.

3.       Stock-Based Compensation
         Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in The Canadian Institute of Chartered Accountants Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments".

         The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees after January 1, 2002 had been determined based on the fair value method.



                                              Three months ended Sept. 30           Nine months ended Sept. 30
                                              ---------------------------           --------------------------
                                               2003               2002               2003               2002
        ------------------------------- ----------------- ------------------- ----------------- -------------------
        Net loss as reported                   (992,174)      $(1,089,167)      $(2,635,910)        $(3,081,164)
        Estimated stock-based
        compensation costs                      (83,214)          (53,829)         (235,312)           (146,846)
        ------------------------------- ----------------- ------------------- ----------------- -------------------
        Pro forma net loss                   $(1,075,388)     $(1,142,996)      $(2,871,222)        $(3,228,010)
        ------------------------------- ----------------- ------------------- ----------------- -------------------
        Pro forma basic and diluted loss
        per common share                        $(0.05)           $(0.06)             $(0.14)           $(0.16)


         The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the nine month period ended September 30, 2003: risk free interest rate of 4.1%, expected dividend yield of nil, expected volatility of 0.544 and expected option life of 5 years (three month period ended September 30, 2003: risk free interest rate of 3.8%, expected dividend yield of nil, expected volatility of 0.544 and expected option life of 5 years). The weighted-average fair value of the options granted during the three months and nine months ended September 30, 2003 is $2.85. Additional disclosure relating to stock-based compensation is provided in the Company's financial statements as at and for the fiscal year ended December 31, 2002.

4.       Share Capital
a)       Authorized
              The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

b) Issued and outstanding shares

                                                                Stated             Contributed
                                             Number             value                surplus            Total
       Common shares                           #                  $                     $                 $
       --------------------------------- --------------- --------------------- -------------------- ---------------
       --------------------------------- --------------- --------------------- -------------------- ---------------
       Balance, December 31, 2002           21,156,960             23,921,641       119,288         24,040,929

       Issued on exercise of options           80,000                  98,000            -              98,000

       Issuance of stock options                  -              -                    2,546              2,546

       Issued under share purchase plan         4,459                 13,245              -             13,245
       --------------------------------- --------------- --------------------- -------------------- ---------------
       Balance, March 31, 2003              21,241,419             24,032,886        121,834         24,154,720

       Issued under share purchase plan          3,083                  8,565               -             8,565
       --------------------------------- --------------- --------------------- -------------------- ---------------
       Balance, June 30, 2003               21,244,502             24,041,451       121,834          24,163,285
       Issued  on   exercise  of  stock
       options                                 80,100                  53,427            -               53,427
       Issuance of stock options                     -                   -           23,271              23,271

       Issued under share purchase plan           400                   1,120            -                1,120
       --------------------------------- --------------- --------------------- -------------------- ---------------
                                           21,325,002              24,095,998        145,105         24,241,103
       Share purchase loans                 (285,000)                (190,035)            -            (190,035)
       --------------------------------- --------------- --------------------- -------------------- ---------------
       Balance, September 30,  2003        21,040,002             23,905,963          145,105        24,051,068
       --------------------------------- --------------- --------------------- -------------------- ---------------


c)       Options

                                                                                               Weighted Average
                                                                      Shares                    Exercise Price
                                                                         #                            $
            -------------------------------------------- ------------------------------- --------------------------
            Balance, December 31, 2002                                     1,798,500                  3.04
            Granted                                                          182,285                  2.85
            Exercised                                                        (80,000)                 1.23
            Expired                                                          (30,000)                 2.65
            -------------------------------------------- ------------------------------- --------------------------
            Balance, March 31, 2003                                        1,870,785                  3.10
            Granted                                                           81,000                  2.85
            -------------------------------------------- ------------------------------- --------------------------
            Balance, June 30, 2003                                         1,951,785                  3.09
            Granted                                                           16,000                  2.85
            Exercised                                                        (80,100)                 0.67
            Expired                                                          (66,000)                 3.63
            -------------------------------------------- ------------------------------- --------------------------
            Balance, September 30, 2003                                    1,821,685                  3.18
            -------------------------------------------- ------------------------------- --------------------------


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




5.       Consolidated Statements Of Cash Flows
         Changes in non-cash working capital balances related to operations comprise:

                                                   Three months ended Sept. 30        Nine months ended Sept. 30
                                                   ---------------------------        --------------------------
                                                    2003              2002               2003             2002
        ------------------------------------- --------------- ------------------- ----------------- ---------------
        Prepaid expenses and other receivables        $40,693        $19,846          $144,562         $(78,360)
        Investment tax credits receivable             100,000        (45,000)          156,000          (15,000)

        Accounts payable and accrued
        liabilities                                   (47,290)      (174,885)         (299,686)         (28,291)
        Advance collaboration funding                      -          (6,000)               -           (18,000)

        Deferred revenue                               (1,725)            -             (5,175)               -
        ------------------------------------- --------------- ------------------- ----------------- ---------------
                                                      $91,678       $(206,039)         $(4,299)        $(139,651)
        ------------------------------------- --------------- ------------------- ----------------- ---------------

        Included in accounts payable and accrued liabilities is a capital asset acquisition of $230,156 which has not been included in the consolidated statement of cash flows.


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




IMI CORPORATE INFORMATION

IMI International Medical Innovations Inc.
4211 Yonge Street, Suite 300
Toronto, Ontario, Canada
M2P 2A9

Tel:              (416) 222-3449
Fax:              (416) 222-4533
Website:          www.imimedical.com
Email:            info@imimedical.com


Stock Listing
Toronto Stock Exchange (TSX) - Symbol:  IMI
American Stock Exchange (Amex) - Symbol: IME

Investor Inquiries
Andrew Weir
Director, Communications
(416) 222-3449 x27
aweir@imimedical.com

Transfer Agent and Registrar
Equity Transfer Services Inc.
120 Adelaide Street West, Suite 420
Toronto, Ontario
CANADA M5H 4C3

Auditors
Ernst & Young LLP, Chartered Accountants
Ernst & Young Tower
P.O. Box 251, 222 Bay Street, Toronto Dominion Centre
Toronto, Ontario
CANADA M5K 1J7

This report contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other regular filings.

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